U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-33090
(SEC File Number)

01852Y 10 2
CUSIP Number

(Check one):    [   ] Form 10-K                                         [  ] Form 20-F                                               [_] Form 11-K                            [X] Form 10-Q
      [   ] Form 10-D                                         [_] Form N-SAR                                         [_] Form N-CSR

         For Period Ended:  February 28, 2011

         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ALLEZOE MEDICAL HOLDINGS, INC.
 (Exact name of registrant as specified in its charter)

6170 Research Road, Suite 103
Address of principal executive office (Street and Number)

Frisco, Texas 75034-2787
City, state and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X ]
 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-Q Could not be filed within the prescribed time period.

The Registrant has been delayed in the completion of its financial statements for the quarter ended February 28, 2011 because control of the Registrant changed effective on February 18, 2011 as a result of an acquisition, and the Registrant has not been able to complete the integration of its financial reports with its new subsidiary in time to file the quarterly report on the due date. As a result, the Registrant is delayed in filing its Form 10-Q for the quarter ended February 28, 2011.

PART IV-- OTHER INFORMATION

(1)              Name and telephone number of person to contact in regard to this notification

   Michael Holder                                                     214 -290-8031
_______________        _________          _________________
(Name)                         (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [_] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALLEZOE MEDICAL HOLDINGS, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 14, 2011                                                                           __/s/ Michael Holder
Name: Michael Holder
Chairman and Chief Executive Officer